EX-99.B-77D(g)

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

WADDELL & REED ADVISORS FUNDS

Supplement dated March 2, 2016 to the

Waddell & Reed Advisors Equity Funds Prospectus

dated October 30, 2015

and as supplemented January 29, 2016

The following replaces the second bullet point of the “Your Account — Choosing a Share Class — Sales Charge Waivers for Certain Investors — Class A shares may be purchased at NAV by” section on page 87:

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Retirement plan accounts held in, and shareholders investing through direct transfers from, the Waddell & Reed Advisors Retirement Plan, Resource Plan, Innovator Advantage Plan and Flexible Advantage Plan offered and distributed by Nationwide Investment Services Corporation through Nationwide Trust Company, FSB (“Nationwide Retirement Plans”), or in and from the Waddell & Reed Advisors Express Plan, Select Plan, and Advantage Plan offered and distributed by Securian Retirement Services, a business unit of Minnesota Life Insurance Company (“Securian Retirement Plans”), provided that, for shareholders investing through direct transfers from a Nationwide Retirement Plan or Securian Retirement Plan, such retirement plan was assigned to Waddell & Reed as the broker-dealer of record for such retirement plan at the time of transfer.

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WADDELL & REED ADVISORS FUNDS

Supplement dated March 30, 2016 to the

Waddell & Reed Advisors Equity Funds Prospectus

dated October 30, 2015

and as supplemented January 29, 2016 and March 2, 2016

Effective May 2, 2016, the following replaces the table in the “Your Account — Choosing a Share Class — Calculation of Sales Charges on Class A Shares” section on page 86:

Calculation of Sales Charges on Class A Shares

Size of Purchase	Sales Charge as Percent of Offering Price[1]	Sales Charge as Approx. Percent of Amount Invested	Reallowance to Dealers as Percent of Offering Price

under $50,000...........................................................................	5.75%	6.10%	5.00%
$50,000 to less than $100,000..................................................	5.25	5.54	4.50
$100,000 to less than $200,000................................................	4.75	4.99	4.00
$200,000 to less than $300,000................................................	3.50	3.63	2.80
$300,000 to less than $500,000................................................	2.50	2.56	2.00
$500,000 to less than $1,000,000.............................................	1.50	1.52	1.20
$1,000,000 and over[2]................................................................	0.00	0.00	see below

[1]

Due to the rounding of the NAV and the offering price of a Fund to two decimal places, the actual sales charge percentage calculated on a particular purchase may be higher or lower than the percentage stated above.

[2]

No sales charge is payable at the time of purchase on investments of $1 million or more, although for such investments the Fund will impose a CDSC of 1.00% on certain redemptions made within 12 months of the purchase. The CDSC is assessed on an amount equal to the lesser of the then-current market value or the cost of the shares being redeemed. Accordingly, no sales charge is imposed on increases in NAV above the initial purchase price.